CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED MARCH 31, 2008

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	March 31	September 30
	2008	2007
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$66,416	$37,636
Restricted cash (note 11)	–	4,400
Marketable securities and investments (note 5)	14,850	18,542
Accounts receivable	12,209	12,021
Income taxes receivable	6,344	–
Advances to related party (note 8)	–	807
Inventory (note 6)	22,724	18,058
Prepaid expenses	839	1,069
Current portion of promissory note	723	2,086
	124,105	94,619

Restricted cash (note 11)	4,400	–
Reclamation deposits	35,468	33,396
Promissory note	73,058	72,350
Property, plant and equipment (note 7)	221,821	176,898
	$458,852	$377,263

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$27,032	$30,435
Advances from related party (note 8)	118	–
Current portion of deferred revenue	175	175
Current portion of royalty obligation	723	2,086
Income taxes payable	–	6,573
Current portion of future income taxes	1,928	5,320
	29,976	44,589

Income taxes	25,478	24,645
Royalty obligation	62,590	63,330
Deferred revenue	963	1,050
Convertible debt	43,383	41,008
Site closure and reclamation costs (note 9)	14,334	17,441
Future income taxes	35,671	21,540
	212,395	213,603

Shareholders' equity
Share capital	252,668	205,040
Equity component of convertible debt	13,655	13,655
Tracking preferred shares	26,642	26,642
Contributed surplus	12,701	8,633
Accumulated other comprehensive income	956	2,338
Deficit	(60,165)	(92,648)
	246,457	163,660
Subsequent events ( note 12)

	$458,852	$377,263

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007

Revenue
Copper	$56,494	$46,759	$94,657	$100,398
Molybdenum	8,863	4,865	15,624	8,123
	65,357	51,624	110,281	108,521
Cost of sales	(36,048)	(24,024)	(61,087)	(61,138)
Amortization	(1,091)	(677)	(1,792)	(1,114)
Operating profit	28,218	26,923	47,402	46,269

Expenses (income)
Accretion of reclamation obligation	313	339	620	677
Exploration	2,243	2,546	4,366	4,459
Foreign exchange	(999)	(472)	(959)	(1,977)
Asset retirement obligation change of estimates (note 9)	–	–	(2,413)	–
General and administration	2,470	2,848	4,426	4,216
Gain on sale of marketable securities	(568)	(1,511)	(568)	(1,511)
Interest and other income	(2,239)	(2,975)	(4,774)	(5,753)
Interest expense	1,275	1,098	2,423	2,289
Interest accretion on convertible debt	758	739	1,500	1,455
Stock-based compensation	1,598	2,330	4,370	3,089
Change in fair value of financial instruments	809	(995)	886	(1,023)
	5,660	3,947	9,877	5,921

Earnings before income taxes	22,558	22,976	37,525	40,348

Income tax recovery (expense)	7,204	(2,462)	5,980	(4,270)
Future income tax expense	(13,561)	(9,023)	(11,022)	(12,868)

Net earnings for the period	$16,201	$11,491	$32,483	$23,210

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	752	(65)	918	(86)
Unrealized loss on available-for-sale marketable securities	(2,560)	6,380	(2,495)	6,579
Reclassification of realized gain on sales of marketable securities	(89)	(1,508)	(89)	(1,508)
Tax effect	321	–	284	–
Other comprehensive loss	$(1,576)	$4,807	$(1,382)	$4,985

Total comprehensive income	$14,625	$16,298	$31,101	$28,195

See accompanying notes to consolidated financial statements.

Earnings per share
Basic	$0.12	$0.09	$0.23	$0.18
Diluted	0.10	0.08	0.21	0.16

Weighted average number of common shares outstanding
Basic	140,280	128,547	138,615	128,491
Diluted	154,310	144,882	152,644	144,443

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended March 31		Six months ended March 31
	2008	2007	2008	2007

Operating activities
Net earnings for the period	$16,201	$11,491	$32,483	$23,210
Items not involving cash
Asset retirement obligation change in estimate	–	–	(2,413)	–
Accretion of reclamation obligation	313	339	620	677
Amortization	1,091	677	1,792	1,114
Interest accretion on convertible debt	758	739	1,500	1,455
Stock-based compensation	1,597	2,330	4,370	3,089
Future income taxes	13,561	9,023	11,022	12,868
Unrealized foreign exchange	971	(292)	875	931
Gain on sale of marketable securities	(568)	(1,511)	(568)	(1,511)
Change in fair value of financial instruments	809	(629)	886	(1,023)
Changes in non-cash operating working capital
Accounts receivable	2,155	(8,003)	(188)	(2,102)
Advances to related patrties	412	(539)	925	(542)
Inventories	(2,467)	(2,398)	(4,666)	9,770
Prepaids	335	165	230	79
Accrued interest income on promissory note	1,732	(1,044)	655	(1,926)
Accounts payable and accrued liabilities	4,594	6,328	(3,401)	5,221
Deferred revenue	(44)	(7,833)	(88)	(19,672)
Accrued interest expense on royalty obligation	(2,463)	354	(2,103)	721
Income taxes	(7,026)	3,117	(12,084)	5,505
Site closure and reclamation expenditures	–	(24)	–	(52)
Cash provided by operating activities	31,961	12,290	29,847	37,812

Investing activities
Purchase of property, plant and equipment	(21,517)	(34,938)	(48,029)	(58,764)
Reclamation deposits	(75)	–	(109)	–
Accrued interest income on reclamation deposits	(473)	(348)	(1,045)	(738)
Restricted cash	–	(4,400)	–	(4,400)
Investment in marketable securities	–	(11,039)	(254)	(12,999)
Proceeds from sale of marketable securities	1,044	–	1,044	(12,999)
Proceeds from redemption of Continental promissory note	–	12,011	–	12,011
Cash used for investing activities	(21,021)	(38,714)	(48,393)	(77,889)

Financing activities
Common shares issued for cash, net of issue costs	307	280	47,326	392
Cash provided by financing activities	307	280	47,326	392

Increase (decrease) in cash and equivalents	11,247	(26,144)	28,780	(26,686)
Cash and equivalents, beginning of period	55,169	88,866	37,636	89,408
Cash and equivalents, end of period	$66,416	$62,722	$66,416	$62,722

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

			Six months ended			Year ended
			March 31, 2008			September 30, 2007
			(unaudited)

Common shares		Number of shares			Number of shares
Balance at beginning of the period		130,580,538	$205,040		128,388,175	$197,592
Share purchase options at $1.15 per share		–	–		409,833	471
Share purchase options at $1.29 per share		–	–		75,000	97
Share purchase options at $2.07 per share		–	–		233,300	483
Share purchase options at $2.18 per share		80,500	175		244,000	532
Share purchase options at $2.63 per share		–	–		20,000	53
Share purchase options at $2.68 per share		7,500	20		27,500	74
Share purchase options at $3.07 per share		56,500	173		48,000	147
Share purchase options at $4.09 per share		3,600	15		–	–
Share issued for the purchase of mineral property interest			–		1,134,730	3,805
Fair value of stock options allocated to shares issued on exercise		–	302		–	1,786
Private placement at $5.20 per share, net of issue costs		9,637,792	46,943		–	–
Balance at end of the period		140,366,430	252,668		130,580,538	205,040

Equity component of convertible debt
Balance at beginning and end of the period			13,655			13,655

Tracking preferred shares
Balance at beginning and end of the period			26,642			26,642

Contibuted surplus
Balance at beginning of the period			8,633			3,648
Stock-based compensation			4,370			6,771
Fair value of stock options allocated to shares issued on exercise			(302)			(1,786)
Balance at end of the period			12,701			8,633

Accumulated other comprehensive income
Balance at beginning of the period			2,338			–
Unrealized gain (loss) on reclamation deposits			918			(419)
Unrealized gain (loss) on available-for-sale marketable securities			(2,495)			4,710
Reclassification of realized gain on sale of marketable securities			(89)			(1,508)
Tax effect			284			(445)
Balance at end of the period			956			2,338

Deficit
Balance at beginning of the period			(92,648)			(140,603)
Adjustment to opening deficit			–			(307)
Net earnings for the period			32,483			48,262
Balance at end of the period			(60,165)			(92,648)

TOTAL SHAREHOLDERS' EQUITY	$		246,457	$		163,660

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2007, which are available through the internet on SEDAR at www.sedar.com.

Operating results for the six months period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2008.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the year ended September 30, 2007, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. Changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine are disclosed in notes 7 and 9.

(b)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. These are presented in note 4(a).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(c)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, "Financial Instruments – Disclosure and Presentation". They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. These are presented in note 4(b).

(d)	New Accounting Standards Not Yet Adopted:

	(i)	Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

	(ii)	Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have a material impact on its financial statements.

	(iii)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's September 30 fiscal year end, the transition date for the Company is October 1, 2011. Therefore, the IFRS adoption will require the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the impact of adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents and convertible debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue new debt. The Company is not subject to significant externally-imposed capital requirements.

There were no changes to the Company's approach to capital management during the six months ended March 31, 2008. As at March 31, 2008 and September 30, 2007, the Company had no foreign currency hedges or commodity hedges in place, and consequently, hedge accounting is not used.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(b)	Carrying Amounts and Fair Values of Financial Instrument

The carrying amounts of the Company's financial instruments approximate their fair values. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments. The following tables show the estimated fair values of the Company's financial instruments.

	Estimated fair value
	March 31	September 30
	2008	2007

Cash and equivalents	$66,416	$37,636
Restricted cash	4,400	4,400
Cash and equivalents	$70,816	$42,036

Accounts receivable	$12,209	$12,021
Advances to related party	–	807
Promissory note	73,781	74,436
Loans and receivables	$85,990	$87,264

Marketable securities and investments	$14,850	$18,542
Reclamation deposits	35,468	33,396
Available for sale financial assets	$50,318	$51,938

Total financial assets	$207,124	$181,238

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments..

The fair values of financial liabilities are as follows:

	Estimated fair value
	March 31	September 30
	2008	2007

Accounts payable and accrued liabilities	$27,032	$30,435
Advances from related party	118	–
Convertible debt	43,383	41,008
Royalty obligation	63,313	65,416
	$133,846	$136,859

At March 31, 2008, all the Company's financial liabilities were classified as other financial liabilities carried at amortized cost.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The fair values of the convertible debt and royalty obligation were determined by discounting the stream of future payments of interest and principal at 14%, which approximates the estimated prevailing market rates for comparable debt instruments.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

	(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, reclamation deposits and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Substantially all the Company's cash and equivalents are held with one major Canadian financial institution and its subsidiaries. The reclamation trust and the promissory note are each held at different financial institutions from the cash and equivalents.

	(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts and bankers acceptances, and which are available on demand for the Company's programs, and which are not invested in any asset backed deposits/investments.

	(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

	(iv)	Commodity price risk

The value of the Company's mineral resource properties is dependent on the price of copper, gold, molybdenum and niobium and the outlook for these minerals. The Company does not have any hedging or other commodity based risks respecting its operations.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

Market prices for these metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. There are certain other factors related specifically to gold.

The profitability of the Company's operations currently is highly correlated to the market price of copper and molybdenum. If copper prices decline for a prolonged period below the cost of production of the Company's operating mine, it may not be economically feasible to continue production.

(v)	Foreign exchange risk

The Company's revenues from the production and sale of copper and molybdenum are denominated in US dollars. The Company's concentrate treatment, refining, and transportation costs are substantially denominated in US dollars. However the Company's operating expenses are incurred primarily in Canadian dollars and its liabilities are denominated primarily in Canadian dollars. Consequently, the Company's operations are subject to currency transaction risk and currency translation risk.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuation of the US dollar in relation to the Canadian dollar will, consequently, have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and liabilities.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

At March 31, 2008, the Company's financial assets were held in the following currencies:

		Held in United
		States dollars
	Held in	(stated in
	Canadian	Canadian
Carrying value	dollars	dollars)	Total

Cash and equivalents	$8,732	$57,684	$66,416
Restricted cash	4,400	–	4,400
Cash and equivalents	$13,132	$57,684	$70,816

Accounts receivable	$2,872	$9,337	$12,209
Promissory note	73,781	–	73,781
Loans and receivables	$76,653	$9,337	$85,990

Marketable securities and investments	$14,850	–	$14,850
Reclamation deposits	35,468	–	35,468
Available for sale financial assets	$50,318	–	$50,318

Total financial assets	$140,103	$67,021	$207,124

At March 31, 2008, the Company's financial liabilities were held in the following currencies:

		Held in United
		States dollars
	Held in	(stated in
	Canadian	Canadian
Carrying value	dollars	dollars)	Total

Accounts payable and accrued liabilities	$26,784	$248	$27,032
Advances from related party	118	–	118
Convertible debt	15,029	28,354	43,383
Royalty obligation	63,313	–	63,313
Total financial liabilities	$105,244	$28,602	$133,846

(vi)	Interest rate risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits, which are invested in Canadian provincial bonds.

In respect of financial liabilities, the Boliden convertible debenture is not subject to interest rate risk, since it is non-interest bearing. The royalty obligation is offset by an investment in a promissory note held by the Company. The convertible bonds carry a fixed interest rate of 7.125% per annum and as such are not subject to fluctuations in interest rate.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

Reclamation deposits are held in Canadian provincial bonds with maturities of five years.

The exposure of the Company's financial assets to interest rate risk as at March 31, 2008 is as follows:

			Weighted
			average
		Weighted	period for
		average	which the
		effective	interest rate
		interest rate	is fixed
	Total	(percent)	(years)
Financial assets subject to floating interest rates	$144,597	5.1%	N/A
Financial assets subject to fixed interest rates	35,468	4.6%	5
Equity investments	14,850	N/A	N/A
Trade and other receivables	12,209	N/A	N/A
Total financial assets	$207,124

The exposure of the Company's financial liabilities to interest rate risk at March 31, 2008 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to
floating interest rates	$63,313	1.8%	N/A	20
Financial liabilities subject to fixed
interest rates	28,354	7.1%	3.3	3.3
Non-interest-bearing debt
	15,029	N/A	N/A	N/A
Other liabilities	27,150	N/A	N/A	N/A
Total financial liabilities	$133,846

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at March 31, 2008
		Unrealized
	Cost	gain	Fair value
Continental Minerals Corporation – common shares	$9,880	$687	$10,567
Investment in other public companies	3,920	363	4,283
	$13,800	$1,050	$14,850

	As at September 30, 2007
		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$2,566	$12,446
Continental Minerals Corporation – warrants	3,118	(2,232)	886
Investment in other public companies	4,574	636	5,210
	$17,572	$970	$18,542

On February 20, 2008, the Continental Minerals Corporation ("Continental") warrants expired unexercised. To reflect this expiry, a mark-to-market loss of $809 (six months ended March 31, 2007 – gain of $387) was charged to operations.

As at March 31, 2008, the Company held 7,827,726 (2007 – 7,827,726) shares of Continental, a public company with certain directors in common with the Company.

6.	INVENTORY

	March 31	September 30
	2008	2007
Copper concentrate	$7,807	$6,623
Ore in-process	3,781	2,320
Copper cathode	115	605
Molybdenum	62	–
Product inventory	11,765	9,548
Materials and supplies	10,959	8,510
	$22,724	$18,058

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2008
		Accumulated	Net book
	Cost	Amortization	value
Property, plant and equipment
Buildings and equipment	$6,115	$2,117	$3,998
Mine equipment	55,572	9,895	45,677
Plant and equipment	88,000	2,327	85,673
Vehicles	1,586	878	708
Computer equipment	3,388	2,516	872
Land	402	–	402
Deferred pre-stripping costs	52,520	160	52,360
Construction in progress	19,244	–	19,244
Asset retirement costs	112	–	112
Property, plant and equipment – Gibraltar mine	$226,939	$17,893	209,046

Mineral property interests
Gibraltar Copper Mine			10,797
Aley Niobium Property			8,343
Other			2
Total mineral property interests			19,142

Asset retirement costs			(6,367)

Property, plant and equipment			$221,821

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

	September 30, 2007
		Accumulated	Net book
	Cost	amortization	value
Property, plant and equipment
Buildings and equipment	$6,115	$1,905	$4,210
Mine equipment	55,529	9,216	46,313
Plant and equipment	26,900	1,698	25,202
Vehicles	1,511	753	758
Computer equipment	3,178	2,225	953
Land	402	–	402
Deferred pre-stripping costs	32,949	–	32,949
Construction in progress	52,887	–	52,887
Asset retirement costs	1,426	–	1,426
Plant and equipment – Gibraltar mine	180,897	15,797	165,100
Other plant and equipment	27	27	–
	$180,924	$15,824	165,100

Mineral property interests
Gibraltar Copper Mine			10,062
Aley Niobium Property			8,343
Other			2
Total mineral property interests			18,407

Asset retirement costs			(6,609)

Property, plant and equipment			$176,898

As at March 31, 2008, approximately $19,244 (September 30, 2007 – $52,887) of plant and equipment was under construction and not being amortized. Amortization recorded during the period reflected changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended		Six months ended
Transactions	March 31		March 31
	2008	2007	2008	2007
Hunter Dickinson Inc.
Services rendered to the Company and its
subsidiaries and reimbursement of third party
expenses	$1,985	$1,251	$3,834	$2,527

	March 31		September 30
Advances to (from):		2008		2007
Hunter Dickinson Inc.		$(118)		$807

Hunter Dickinson Inc. ("HDI") is a private company owned equally by several public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement which was finalized subsequent to the period end.

9.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2007	$17,441
Changes during the period:
Reclamation incurred	–
Accretion	620
Additional site closure and reclamation obligation recognized	112
Reduction in the present value of reclamation obligation due to a revision in mine life	(3,839)
Balance, March 31, 2008	$14,334

During the six months ended March 31, 2008, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine as well as an increased area of disturbance during the period. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation. The impact of these changes in estimates is as follows:

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

  a decrease of $3,839 (2007 – $nil) in the present value of the reclamation obligation due to an extension in the mine life.

  a net decrease of $1,314 (2007 - $nil) in asset retirement costs included in property, plant and equipment a gain of $2,413 (2007 – $nil) resulting from a decrease in the asset retirement cost in excess of its carrying value.

The revised estimated reclamation costs, adjusted for estimated inflation at rates ranging from 2.2% to 2.5% per year, in 2026 dollars, are $75,500 (2007 – $68,400) and are expected to be spent over a period of approximately three years beginning in 2026. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%, resulting in a net present value of $14,334 (2007 – $19,600).

Accretion for the six months ended March 31, 2008 of $620 (2007 – $677) was charged to the statement of operations.

10.	EQUITY FINANCINGS

In October 2007, the Company completed a short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share, and also granted to the underwriters an over- allotment option to purchase up to an additional 1,067,307 common shares at the same price, which over-allotment option was exercised in full, for aggregate gross proceeds to the Company of $42,550.

In November 2007, the Company completed a private placement financing of 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7,600.

11.	RESTRICTED CASH

In February 2007, the Company issued a standby letter of credit, collateralized by cash in the amount of $4,400, to the British Columbia Hydro and Power Authority ("BC Hydro") to provide security for costs to be incurred by BC Hydro relating to electrical system reinforcements required for the Gibraltar Expansion Project in accordance with a "Credit Support Agreement" between Gibraltar and B.C. Hydro. Under the agreement, the Company was required to provide a standby letter of credit as a guarantee in the amount of $4,400 in order for B.C. Hydro to initiate procurement of major equipment as part of these electrical system infrastructure upgrades. The letter of credit will be released over time, as Gibraltar consumes power.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the six months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

12.	SUBSEQUENT EVENTS

(a)	Treatment and Refining Agreement

In April 2008, Taseko entered into a six-year agreement commencing in the first fiscal quarter of 2009 and ending on December 31, 2014, with MRI Trading AG, a Swiss-based metal trading company, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing approximately 1.1 million tons of copper concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

Pursuant to this agreement, the Company also secured a US$30 million line of credit.

(b)

Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited) ("NVI") Pursuant to a Notice of Conversion dated April 2, 2008, the convertible debenture (the "Debenture") principal amount of $17 million was converted, effective at $5.14 per common share, which would have resulted in 3,307,393 shares of the Company being transferred to NVI. However, the Company had already filed an action in BC Supreme Court in May 2006, seeking a right of set-off against the Debenture in respect of damages owing from certain latent income tax liabilities that have been provisionally and conservatively quantified as the equivalent of 694,422 shares. The Company therefore took a set off of such shares otherwise issuable pursuant to the conversion provision of the Debenture.

On April 28, 2008, NVI filed a Statement of Claim in the Supreme Court of British Columbia, naming Gibraltar and Taseko as defendants, and seeking an order that Taseko issue the 694,422 common shares withheld from the conversion of the Debenture. Taseko has entered an appearance, will be filing a Statement of Defense and Counterclaim shortly, and will be defending this action vigorously, while at the same time pursuing its original claim against NVI.

(c)	Purchase of Royalty Interest

In April 2008, the Company purchased a 30% net profits interest in certain claims that are part of the Gibraltar mine property, located adjacent to the Gibraltar East pit for $5 million by issuing 1,000,000 common shares of the Company. The purchase was structured as the acquisition of a privately held company whose sole asset was the 30% net profits interest. The acquired property is now 100% owned by the Company.